SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

PROPEL MEDIA, INC.
(Name of Issuer)
Common Stock, par value $0.0001 par value
(Title of Class of Securities)
74346J106
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346J106	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Selling Source, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
	(SEE INSTRUCTIONS)	(b) ☒

3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 22,145,294 Shares
	6.	Shared Voting Power 10,000,000(1)
	7.	Sole Dispositive Power 22,145,294 Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,145,294 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.9%
12.	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1) Includes 10,000,000 shares held by Robert Regular subject to a voting rights agreement.

CUSIP No. 74346J106	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) London Bay – TSS Acquisition Company, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
	(SEE INSTRUCTIONS)	(b) ☒

3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 22,145,294 Shares
	6.	Shared Voting Power 10,000,000(1)
	7.	Sole Dispositive Power 22,145,294 Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,145,294 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.9%
12.	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1) Includes 10,000,000 shares held by Robert Regular subject to a voting rights agreement.

CUSIP No. 74346J106	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) London Bay – TSS Holding Company, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
	(SEE INSTRUCTIONS)	(b) ☒

3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 22,145,294 Shares
	6.	Shared Voting Power 10,000,000(1)
	7.	Sole Dispositive Power 22,145,294 Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,145,294 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.9%
12.	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1) Includes 10,000,000 shares held by Robert Regular subject to a voting rights agreement.

CUSIP No. 74346J106	13G	Page 5 of 8 Pages

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) London Bay Capital, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
	(SEE INSTRUCTIONS)	(b) ☒

3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 22,145,294 Shares
	6.	Shared Voting Power 10,000,000(1)
	7.	Sole Dispositive Power 22,145,294 Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,145,294 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.9%
12.	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1) Includes 10,000,000 shares held by Robert Regular subject to a voting rights agreement.

CUSIP No. 74346J106	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer: Propel Media, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 525 Washington Blvd, Suite 2620, Jersey City, NJ 07310

Item 2(a).

Name of Person Filing:

London Bay Capital, LLC (“LBC”), London Bay – TSS Holding Company, LLC (“LBHC”), London Bay – TSS Acquisition Company, LLC (“LB-TSS”) and Selling Source, LLC (“Selling Source”). LBC, LBHC, LB-TSS and Selling Source are sometimes hereinafter referred to as the “Reporting Persons.” LB-TSS is the controlling member of Selling Source, LBHC is the controlling member of LB-TSS and LBC is the controlling member of LBHC.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of the Reporting Persons is c/o London Bay Capital, LLC, 15 Funston Avenue, San Francisco, CA 94129.

Item 2(c).	Citizenship: Each of the Reporting Persons is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 74346J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 74346J106	13G	Page 7 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 32,145,294 shares of Common Stock.

(b)	Percent of Class:

12.9%, based upon 250,010,162 shares of Common Stock outstanding on November 11, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

22,145,294 shares of common stock

(ii)	Shared power to vote or to direct the vote:

10,000,000 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

22,145,294 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

CUSIP No. 74346J106	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

/s/ Sam Humphreys
Sam Humphreys, as Attorney-in-Fact for:

LONDON BAY CAPITAL, LLC*
LONDON BAY-TSS HOLDING COMPANY, LLC*
LONDON BAY-TSS ACQUISITION COMPANY, LLC*
SELLING SOURCE, LLC*

* A Power of Attorney authorizing Sam Humphreys to act on behalf of this entity is filed as Exhibit 99.2.

Exhibit 99.1

Joint Filing Agreement

Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: February 16, 2016

/s/ Sam Humphreys
Sam Humphreys, as Attorney-in-Fact for:

LONDON BAY CAPITAL, LLC*
LONDON BAY-TSS HOLDING COMPANY, LLC*
LONDON BAY-TSS ACQUISITION COMPANY, LLC*
SELLING SOURCE, LLC*

* A Power of Attorney authorizing Sam Humphreys to act on behalf of this entity is filed as Exhibit 99.2

Exhibit 99.2

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of London Bay Capital, LLC, London Bay-TSS Holding Company, LLC, London Bay-TSS Acquisition Company, LLC, and Selling Source, LLC (each a “Grantor”) has made, constituted and appointed, and by these presents does make, constitute and appoint, Sam Humphreys (“Attorney”), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantor, for and in Grantor’s name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1. To sign on behalf of the Grantor statements on Schedule 13D or 13G or Forms 3, 4 or 5, or amendments thereto pursuant to Section 13(d) or Section 16 under the Securities Exchange Act of 1934.

2. To do all such other acts and things as, in such Attorney’s discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G or Forms 3, 4 or 5, or amendments thereto.

3. To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

Each Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or to file reports under Section 13(d) of the Securities Exchange Act of 1934 with respect to the undersigned’s holdings of and transactions in securities issued by Propel Media, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, Grantor duly assents to this Power of Attorney by his, her or its signature as of the 16th day of February, 2016.

LONDON BAY CAPITAL, LLC

By:	/s/ Sam Humphreys
Name: Sam Humphreys
Title: Chief Executive Officer

LONDON BAY – TSS HOLDING COMPANY, LLC

By:	/s/ Sam Humphreys
Name: Sam Humphreys
Title: Authorized Person

LONDON BAY – TSS ACQUISITION COMPANY, LLC

By:	/s/ Sam Humphreys
Name: Sam Humphreys
Title: Authorized Person

SELLING SOURCE, LLC

By:	/s/ Sam Humphreys
Name: Sam Humphreys
Title: Chairman